Press Release	Source: Petrol Oil and Gas Inc.

Kansas Geologic Society Finds Good Gas Content in Coal Beds from Sampling Petrol Oil and Gas Wells

Monday May 10, 12:48 pm ET

LAS VEGAS--(BUSINESS WIRE)--May 10, 2004--Petrol Oil and Gas Inc. (OTC BB: POIG - News) announced today that they have received preliminary results from the Kansas Geologic Society (KGS) indicating good to excellent gas content in samples taken from coal beds in Petrol's wells in Coffey County, Kan. KGS has joined Petrol in this scientific effort designed to assess the gas reserves from Petrol's coal bed methane (CBM) wells in eastern Kansas. Petrol presently has in excess of 130,000 acres of mineral leases in eastern Kansas and this report will bolster their plans to commercially develop these resources.

Dr. David Newell, geologist at the KGS located in Lawrence, Kan., said, "We have completed our preliminary laboratory analysis of coal and shale acquired during the drilling of Petrol's exploratory wells in Coffey County, Kan., and provided those results to Petrol." Coffey County is located on the Bourbon arch which separates the Forest City basin on the north from the Cherokee basin to the south. Both basins are part of the even greater Western Interior Coal Province which is the current target for most of the CBM drilling being carried out by numerous operators, both large and small. Newell went on to say, "The KGS and graduate students from the University of Kansas (KU) worked closely with Petrol's field operations manager and geologist to acquire whole core and chip samples of various coals and shales from the Kansas City, Marmaton and Cherokee groups."

Petrol's corporate strategy is focused on the exploration, development and production of CBM gas and other producible minerals, with their present leasing and development efforts concentrated on the Western Interior basin in eastern Kansas and western Missouri.

Paul Branagan, president and CEO of Petrol, said, "We are very pleased with the gas content values derived by Kansas Geologic Society and University of Kansas for the Riverton coal in our prospect area. For the first time we have independently corroborated our own field data regarding the gas content of these coal beds and thus we are better able to quantify our gas reserve estimates. The Riverton coal complex will obviously be an essential element in attaining commercial success for Petrol's CBM wells." Branagan continued, "We made available two of our exploratory wells specifically for this scientific data gathering effort headed by the KGS. We feel privileged to work with and support KGS in gathering these samples that will ultimately be the underpinnings for a statewide database establishing CBM gas reserves."

Analysis of core and chip samples such as those acquired from Petrol's wells provide the KGS with information regarding the thickness, rank and gas content from a number of gas-bearing coals and shales that are contained within rock groups whose produced gas is commonly referred to as coal bed methane. The ensuing data will become part of a much lager KGS study encompassing all of eastern Kansas. This scientific effort should greatly enhance the KGS' ability to quantify the gas reserves of individual coals and shales, and highlight fairways and areas warranting development of CBM gas reserves in eastern Kansas.

Petrol's total leased acreage in eastern Kansas is approximately 130,000 acres. When combined with Petrol's Missouri mineral leases, the company now has approximately 150,000 acres under lease.

Technical, corporate and investor-related information can be found on the Petrol Web site at www.petroloilandgas.com.

Safe Harbor Statement: The statements in this press release regarding any implied or perceived benefits from acquiring core or chip samples, or the results derived from those samples, laboratory analysis by KGS or others regarding but not limited to gas content, the implications of gas content to reserves or future production, the statements of Newell or Branagan, and any other effects resulting from any of the above are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, discovering producible minerals such as oil or gas, the value of testing results, costs, delays, and any other difficulties related to producing minerals such as oil or gas, financing, marketing and sales, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Petrol Oil and Gas Inc. is quoted on the OTC Bulletin Board as "POIG."

Copyright (C) 2004 Petrol Oil and Gas Inc. All Rights Reserved.

Contact:

Petrol Oil and Gas Inc., Las Vegas

Paul Branagan, 702-454-7318 (Investor Information)

Source: Petrol Oil and Gas Inc.